UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Checkone) :	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:__________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Genetron Holdings Limited

Full Name of Registrant

N/A

Former Name if Applicable

1-2/F, Building 11, Zone 1, No.8 Life Science Parkway

Address of Principal Executive Office (Street and Number)

Changping District, Beijing, 102206, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)       The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Genetron Holdings Limited (the “Company”) is unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2022 (“2022 Form 20-F”) within the prescribed time period without unreasonable effort or expense.

The Company expects that the consolidated financial statements to be included in its 2022 Form 20-F will be prepared assuming that the Company will continue as a going concern and will contain a reference of substantial doubt about the Company’s ability to continue as a going concern.

The Company plans to control operating costs and expenses and optimize operational efficiency to improve the Company’s cash flows from operations, continue to raise additional capital, including among others, obtaining debt and equity financing, to support its future operating activities. There can be no assurance, however, that the Company will be able to obtain additional financing on terms acceptable to the Company, on a timely basis or at all.

The Company currently anticipates that it will file the 2022 Form 20-F no later than the fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sizhen Wang	+86	010 5090-7500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the enforcement of the “zero COVID” policy and the resulting sustained travel restrictions across China in 2022, the Company’s business and operating results were negatively impacted. The Company currently estimates its revenue for the year ended December 31, 2022 to be RMB650.7 million, as compared to revenue of RMB532.0 million for the year ended December 31, 2021, representing an increase of 22.3%. The increase in revenue was primarily driven by COVID-19 testing service revenue of RMB250.2 million. The Company also estimates its operating loss to be RMB702.0 million for the year ended December 31, 2022, as compared to RMB517.8 million for the year ended December 31, 2021. The Company expects to incur negative cash flow in operating activities for the year of 2022, a reduction of 12.2% on a year over year basis.

These anticipated changes may subject to further adjustments before filing of the Company’s 2022 Form 20-F.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our ability to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Genetron Holdings Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2023	By: /s/ Sizhen Wang
Name: Sizhen Wang
Title: Chief Executive Officer